PRESS RELEASE

DECOMA ANNOUNCES COURT APPROVAL OF PURCHASE OF FEDERAL-MOGUL'S ORIGINAL EQUIPMENT LIGHTING OPERATIONS

Concord, Ontario, Wednesday, April 2, 2003 . . . Decoma International Inc. ("Decoma") (TSX:DEC.A; NASDAQ:DECA) today announced that Federal-Mogul Corporation has received bankruptcy court approval authorizing Federal-Mogul's sale of its original equipment ("OE") automotive lighting operations in Matamoros, Mexico, a distribution centre in Brownsville, Texas, an assembly operation in Toledo, Ohio, and certain of the contracts and equipment at Federal-Mogul's original equipment automotive lighting operations in Hampton, Virginia, to Decoma. The total purchase price is US$2.25 million plus an amount to be determined for inventory. The OE lighting facilities to be acquired from Federal-Mogul by Decoma have more than 400 employees and produce primarily forward lighting modules for cars and light trucks. This acquisition is scheduled to close on April 14, 2003 with a transition of the Hampton, Virginia assets to occur subsequent to April 14, 2003. The transaction is expected to generate approximately US$55 million of sales on an annualized basis which will increase Decoma's North American average annualized content per vehicle by approximately US$3.

Commenting on this acquisition, Alan Power, Decoma's President and CEO said: "This acquisition is another strategic step in Decoma's growth in the automotive lighting segment of our business. The addition of these assets compliments our recent successful acquisition of Autosystems and will position Decoma as one of the top five forward lighting suppliers in North America. The critical mass created by this acquisition will support Decoma's future growth in this expanding market segment."

Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans).  Decoma has approximately 14,000 employees in 42 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, Japan, France and the Czech Republic.

This press release contains "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein. These factors include, but are not limited to, risks relating to the automotive industry, pricing concessions and cost absorptions, reliance on major OEM customers, production volumes and product mix, excess OEM production capacity, currency exposure, environmental matters, new facility launch risk, trade and labour relations, energy prices, technological developments by Decoma's competitors, government and regulatory policies, changes in the competitive environment in which Decoma operates and Decoma's ability to raise necessary financing. In this regard, readers are referred to Decoma's Annual Information Form for the year ended December 31, 2001, filed with the Canadian securities commissions and as an annual report on Form 40-F with the United States Securities and Exchange Commission, and subsequent public filings, including the MD&A for the year ended December 31, 2001, contained in the 2001 Annual Report. Decoma disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

For further information about this press release, please contact S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer of Decoma at (905) 669-2888 or (905) 760-3203.

For further information about Decoma, please visit the Company's website at www.decoma.com.

DECOMA INTERNATIONAL INC. 50 Casmir Court Concord, Ontario Canada L4K 4J5 tel: 905-669-2888 fax: 905-669-5075